UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AdTheorent Holding Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00739D 109

(CUSIP Number)

James Lawson

Chief Executive Officer

330 Hudson Street, 13th Floor

New York, New York 10013

(800) 804-1359

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739D 109	13D	Page 1 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G. Growth – AdTheorent, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 34,064,174
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 34,064,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00739D 109	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G.-GPII, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 34,064,174
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 34,064,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 00739D 109	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sami Mnaymneh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 34,064,174
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 34,064,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00739D 109	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Tamer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 34,064,174
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 34,064,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00739D 109	13D	Page 5 of 11 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of AdTheorent Holding Company, Inc., a Delaware corporation (the “Issuer”), formerly known as “MCAP Acquisition Corporation.” The address of the principal executive offices of the Issuer is 330 Hudson Street, 13th Floor New York, New York 10013.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is filed by H.I.G. Growth – AdTheorent, LLC, a Delaware limited liability company (“H.I.G. AdTheorent”), H.I.G. – GPII, Inc., Sami Mnaymneh, and Anthony Tamer (the “Reporting Persons”).

Relationships

H.I.G. Growth — AdTheorent, LLC is the record holder of the shares reported herein. H.I.G.-GPII, Inc. is the sole managing member of H.I.G. AdTheorent, and has sole voting and dispositive power with respect to the shares held by H.I.G. AdTheorent. Sami Mnaymneh and Anthony Tamer, the directors of H.I.G.-GPII, Inc., have shared voting and dispositive power with respect to the shares held by H.I.G. AdTheorent. Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities.

(b) The Reporting Persons are located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(c) Sami Mnaymneh and Anthony Tamer are directors of H.I.G.-GPII, Inc.

(d) During the past five years, neither H.I.G. AdTheorent nor, to the knowledge of H.I.G. AdTheorent, any of the other Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither H.I.G. AdTheorent nor, to the knowledge of H.I.G. AdTheorent, any of the other Reporting Persons, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States.

CUSIP No. 00739D 109	13D	Page 6 of 11 Pages

Item 3. Source or Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), membership interests of AdTheorent Holding Company, LLC, a Delaware limited liability company (“Legacy AdTheorent”), were converted into shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

Business Combination

On December 22, 2021 (the “Closing Date”), the previously announced business combination was consummated pursuant to that certain Business Combination Agreement, dated as of July 27, 2021 (as amended, the “Business Combination Agreement”), by and among the MCAP Acquisition Corporation (“MCAP”), now known as the Issuer, GRNT Merger Sub 1 LLC, a Delaware limited liability company (“Merger Sub 1”), GRNT Merger Sub 2 LLC, a Delaware limited liability company (“Merger Sub 2”), GRNT Merger Sub 3 LLC, a Delaware limited liability company (“Merger Sub 3”), GRNT Merger Sub 4 LLC, a Delaware limited liability company (“Merger Sub 4” and, together with Merger Sub 1, Merger Sub 2 and Merger Sub 3, the “Merger Sub Entities”), H.I.G. Growth – AdTheorent Intermediate, LLC, a Delaware limited liability company (the “Blocker”), H.I.G. AdTheorent, and Legacy AdTheorent. Pursuant to the Business Combination Agreement, Legacy AdTheorent, the Blocker and the Merger Sub Entities engaged in a series of four mergers, which resulted in Legacy AdTheorent becoming a wholly owned subsidiary of MCAP (the “Business Combination”). Upon the consummation of the Business Combination, the registrant changed its name from “MCAP Acquisition Corporation” to “AdTheorent Holding Company, Inc.” As a result of the Business Combination, Legacy AdTheorent became a wholly-owned subsidiary of the Issuer, with the members of Legacy AdTheorent becoming stockholders of the Issuer.

As a result of the Business Combination, H.I.G. AdTheorent received 34,064,174 shares of Common Stock of the Issuer.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, MCAP entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with certain MCAP stockholders (including MCAP Acquisition, LLC, a Delaware limited liability company (the “Sponsor”) and certain Legacy AdTheorent members (such stockholders and members, the “ RRA Holders”), pursuant to which, among other things, the RRA Holders are entitled to certain registration rights in respect of the registrable securities under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

CUSIP No. 00739D 109	13D	Page 7 of 11 Pages

Lock-Up Agreement

On the Closing Date, in connection with the consummation of the Business Combination, MCAP, certain MCAP stockholders (including the Sponsor) and certain Legacy AdTheorent members (such stockholders and members, the “Lock-Up Holders”) entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which, among other things, and subject to certain exceptions, Common Stock of the Issuer held by the Lock-Up Holders will be locked-up for a period of six (6) months from the Closing Date in accordance with the terms set forth therein.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

All of the shares of Common Stock that are held of record by H.I.G. AdTheorent that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Registration Rights Agreement and Stockholders Agreement (as defined below). The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law and the Stockholders Agreement, Registration Rights Agreement and Lock-Up Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

H.I.G. AdTheorent

(a) – (b)

•	Amount beneficially owned: 34,064,174

•	Percent of Class: 39.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 34,064,174

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 34,064,174

H.I.G. – GPII, Inc.

(a) – (b)

•	Amount beneficially owned: 34,064,174

•	Percent of Class: 39.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 34,064,174

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 34,064,174

CUSIP No. 00739D 109	13D	Page 8 of 11 Pages

The above percentages are based on 85,743,994 shares of the Issuer’s Common Stock issued and outstanding immediately following the consummation of the Business Combination.

Sami Mnaymneh

(a) – (b)

•	Amount beneficially owned: 34,064,174

•	Percent of Class: 39.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 34,064,174

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 34,064,174

The above percentage is based on 85,743,994 shares of the Issuer’s Common Stock issued and outstanding immediately following the consummation of the Business Combination. Sami Mnaymneh may be deemed to share voting and investment power with regard to the shares held directly by H.I.G. AdTheorent as a director H.I.G. - GPII, Inc., but disclaims beneficial ownership in the shares held by H.I.G. AdTheorent, except to the extent of any pecuniary interest in such securities.

Anthony Tamer

(a) – (b)

•	Amount beneficially owned: 34,064,174

•	Percent of Class: 39.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 34,064,174

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 34,064,174

The above percentage is based on 85,743,994 shares of the Issuer’s Common Stock issued and outstanding immediately following the consummation of the Business Combination. Anthony Tamer may be deemed to share voting and investment power with regard to the shares held directly by H.I.G. AdTheorent, LLC as a director of H.I.G. – GPII, Inc., but disclaims beneficial ownership in the shares held by H.I.G. AdTheorent, except to the extent of any pecuniary interest in such securities.

CUSIP No. 00739D 109	13D	Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the Closing Date, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with H.I.G. AdTheorent, MCAP Acquisition, LLC, and certain other parties (collectively, the “Stockholder Parties”). Pursuant to the terms of the Stockholders Agreement, the Stockholder Parties will have the right to designate nominees for election to the Company’s board of directors following the Closing. The number of nominees that the Stockholder Parties will be entitled to nominate pursuant to the Stockholders Agreement is dependent on the Stockholder Parties’ beneficial ownership of Company Shares (as defined in the Stockholders Agreement).

The foregoing description of the Stockholders agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

1.

Business Combination Agreement, dated July 27, 2021, by and among MCAP Acquisition Corporation, GRNT Merger Sub 1 LLC, GRNT Merger Sub 2 LLC, GRNT Merger Sub 3 LLC, GRNT Merger Sub 4 LLC, H.I.G. Growth – AdTheorent Intermediate, LLC, H.I.G. Growth – AdTheorent, LLC, and AdTheorent Holding Company, LLC (incorporated by reference to Annex A to the definitive proxy statement/prospectus filed by MCAP Acquisition Corporation on December 3, 2021).

2.

Amended and Restated Registration Rights Agreement, dated as of December 22, 2021, by and among AdTheorent Holding Company, Inc., MCAP Acquisition, LLC, H.I.G. Growth – AdTheorent, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AdTheorent Holding Company, Inc. on December 29, 2021).

CUSIP No. 00739D 109	13D	Page 10 of 11 Pages

3.

Form of Lock-Up Agreement (incorporated by reference to Annex I to the definitive proxy statement/prospectus filed by MCAP Acquisition Corporation, now known as AdTheorent Holding Company, Inc., on December 3, 2021).

4.

Stockholders Agreement, dated as of December 22, 2021, by and among AdTheorent Holding Company, Inc., H.I.G. Growth - AdTheorent, LLC, MCAP Acquisition, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AdTheorent Holding Company, Inc. on December 29, 2021).

CUSIP No. 00739D 109	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2022

H.I.G Growth – AdTheorent, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G – GPII, Inc.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

By:	/s/ Sami Mnaymneh
Name:	Sami Mnaymneh

By:	/s/ Anthony Tamer
Name:	Anthony Tamer